

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Deborah O'Connor
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, Illinois 60047

      Re: ACCO Brands Corporation
          Form 10-K for the Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-08454

Dear Deborah O'Connor:

      We have reviewed your November 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Financial Statements
Notes to Consolidated Financial Statements
19. Commitments and Contingencies, page 72

1.   We note from your response to prior comment 3 that you recorded the $10.7 million in tax credits. However, it is unclear how it was recorded. In this regard, other income was credited in 2021, but the other side of the entry is unknown. Please tell us specifically where the tax credits were recorded in your financial statements upon receiving the decision and whether any reductions in taxes payable were recorded.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing